UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

LENSAR, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

52634L108

(CUSIP Number)

Todd B. Hammer

North Run Capital, LP

867 Boylston Street

5th Floor #1361

Boston, MA 02116

Robert A. Petitt, Esq.

Burns & Levinson LLP

125 High Street

Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52634L108

1	NAME OF REPORTING PERSON North Run Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,100,592
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,100,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 52634L108

1	NAME OF REPORTING PERSON North Run Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,100,592
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,100,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 52634L108

1	NAME OF REPORTING PERSON NR-GRI Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,398,350*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,398,350*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,398,350*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.19%*
14	TYPE OF REPORTING PERSON PN

*

Consists of Warrants (as defined in Item 4) exercisable for an aggregate of 4,367,246 shares of common stock and shares of Series A Preferred (as defined in Item 4) initially convertible into an aggregate of 7,940,446 shares of common stock. The exercise of the Warrants and the conversion of the Series A Preferred is subject to the Change of Control Cap (as defined in Item 4). As of the date hereof, 1,398,350 shares of common stock would be issuable upon exercise of Warrants and/or conversion of the Series A Preferred, in each case giving effect to the Change of Control Cap, and the share amounts in rows 8, 10 and 11 and the beneficial ownership percentage in row 13 reflect such limitation.

CUSIP No. 52634L108

1	NAME OF REPORTING PERSON NR-GRI Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,398,350*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,398,350*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,398,350*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.19%*
14	TYPE OF REPORTING PERSON OO

*

Consists of Warrants (as defined in Item 4) exercisable for an aggregate of 4,367,246 shares of common stock and shares of Series A Preferred (as defined in Item 4) initially convertible into an aggregate of 7,940,446 shares of common stock that are held directly by NR-GRI Partners, LP. The exercise of the Warrants and the conversion of the Series A Preferred is subject to the Change of Control Cap (as defined in Item 4). As of the date hereof, 1,398,350 shares of common stock would be issuable upon exercise of Warrants and/or conversion of the Series A Preferred, in each case giving effect to the Change of Control Cap, and the share amounts in rows 8, 10 and 11 and the beneficial ownership percentage in row 13 reflect such limitation.

CUSIP No. 52634L108

1	NAME OF REPORTING PERSON Todd B. Hammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,498,942*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,498,942*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,498,942*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON IN

*

Consists of (i) 1,100,592 shares of common stock that are held directly by North Run Capital, LP and (ii) Warrants (as defined in Item 4) exercisable for an aggregate of 4,367,246 shares of common stock and shares of Series A Preferred (as defined in Item 4) initially convertible into an aggregate of 7,940,446 shares of common stock that are held directly by NR-GRI Partners, LP. The exercise of the Warrants and the conversion of the Series A Preferred is subject to the Change of Control Cap (as defined in Item 4). As of the date hereof, 1,398,350 shares of common stock would be issuable upon exercise of Warrants and/or conversion of the Series A Preferred, in each case giving effect to the Change of Control Cap, and the share amounts in rows 8, 10 and 11 and the beneficial ownership percentage in row 13 reflect such limitation.

CUSIP No. 52634L108

1	NAME OF REPORTING PERSON Thomas B. Ellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,498,942*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,498,942*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,498,942*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON IN

*

Consists of (i) 1,100,592 shares of common stock that are held directly by North Run Capital, LP and (ii) Warrants (as defined in Item 4) exercisable for an aggregate of 4,367,246 shares of common stock and shares of Series A Preferred (as defined in Item 4) initially convertible into an aggregate of 7,940,446 shares of common stock that are held directly by NR-GRI Partners, LP. The exercise of the Warrants and the conversion of the Series A Preferred is subject to the Change of Control Cap (as defined in Item 4). As of the date hereof, 1,398,350 shares of common stock would be issuable upon exercise of Warrants and/or conversion of the Series A Preferred, in each case giving effect to the Change of Control Cap, and the share amounts in rows 8, 10 and 11 and the beneficial ownership percentage in row 13 reflect such limitation.

CUSIP No. 52634L108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of LENSAR, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2800 Discovery Drive, Orlando, Florida 32826.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	North Run Capital, LP, a Delaware limited partnership (“North Run LP”), with respect to the Shares directly and beneficially owned by it;

(ii)	North Run Advisors, LLC, a Delaware limited liability company (“North Run Advisors”), as the general partner of North Run LP;

(iii)	NR-GRI Partners, LP, a Delaware limited partnership (“NR-GRI LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	NR-GRI Partners, LLC, a Delaware limited liability company (“NR-GRI GP”), as the general partner of NR-GRI LP;

(v)	Todd B. Hammer, as a member of each of North Run Advisors and NR-GRI GP; and

(vi)	Thomas B. Ellis, as a member of each of North Run Advisors and NR-GRI GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of the principal office of each of the Reporting Persons is 867 Boylston Street, 5th Floor #1361, Boston, MA 02116.

(c)

The principal business of North Run LP is serving as investment manager of certain private pooled investment vehicles. The principal business of North Run Advisors is serving as the general partner of North Run LP. The principal business of NR-GRI LP is investing in securities. The principal business of NR-GRI GP is serving as the general partner of NR-GRI LP. Messrs. Hammer and Ellis are the principals and sole members of North Run Advisors and NR-GRI GP.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	North Run LP, North Run Advisors, NR-GRI LP and NR-GRI GP are each organized under the laws of the State of Delaware. Messrs. Hammer and Ellis are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by NR-GRI LP were purchased with working capital. The aggregate purchase price of the 20,000 shares of Series A Convertible Preferred Stock, which are initially convertible into 7,940,446 Shares, and warrants to purchase 4,367,246 Shares, directly owned by NR-GRI LP was $20.0 million.

CUSIP No. 52634L108

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons will monitor and evaluate their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation: (a) the Issuer’s business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons, the Reporting Persons may take such actions with respect to this investment as they deem appropriate including, without limitation, (1) acquiring Shares or other securities of the Issuer, (2) making proposals to the Issuer regarding changes in the capitalization, ownership structure, operations or board representation, or (3) disposing of some or all of the Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

On May 12, 2023, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with NR-GRI LP, pursuant to which the Issuer agreed to issue and sell to NR-GRI LP, in a private placement (the “PIPE Transaction”), 20,000 shares of the Issuer’s newly designated Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred”) and warrants (the “Warrants”) to purchase up to 4,367,246 Shares, for an aggregate purchase price of $20.0 million, subject to the terms and conditions set forth in the Purchase Agreement. On May 18, 2023, the Issuer issued and sold an aggregate of 20,000 shares of Series A Preferred at a per-share purchase price of $1,000 (the “Stated Value”) and the Warrants to NR-GRI LP for aggregate gross proceeds of $20.0 million (the “Closing”).

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series A Preferred are set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the “Certificate of Designations”). The Issuer intends to hold a meeting of its stockholders to approve the issuance of Shares upon conversion of the Series A Preferred and exercise of the Warrants in excess of the Change of Control Cap, as defined and described below (such meeting, the “Stockholder Meeting” and such approval, the “Stockholder Approval”). The initial conversion price of the shares of Series A Preferred issued at the Closing is $2.5185, subject to customary adjustments (the “Conversion Price”). The Series A Preferred are subject to automatic redemption for cash upon a fundamental transaction by the Issuer, which includes a merger, sale of all or substantially all the assets of the Issuer, recapitalization, or the sale by the Issuer of shares resulting in more than 50% ownership by a person or group. In such event, the redemption price would be equal to the greater of the stated value of the Series A Preferred or the consideration per Share in the fundamental transaction (or in the absence of such consideration, the volume-weighted average price of the Issuer’s Shares immediately preceding the closing of the fundamental transaction).

Unless and until Stockholder Approval is obtained, the Series A Preferred will not be convertible into Shares to the extent that the conversion would cause NR-GRI LP, together with its affiliates, to become the beneficial ownership of more than 19.99% of the Shares outstanding following such conversion (the “Change of Control Cap”).

Except as otherwise set forth in the Certificate of Designations, following the Stockholder Meeting, the Series A Preferred will vote together with the Shares on an as-converted basis based on the number of Shares into which such shares of Series A Preferred are then convertible, subject to the Change of Control Cap.

The Certificate of Designations provides that, for so long as NR-GRI LP beneficially owns at least 20% of the Shares underlying the Series A Preferred and Warrants issued pursuant to the Purchase Agreement (the “Ownership Condition”), the Issuer may not, without the consent of NR-GRI LP, liquidate, dissolve, or wind up its affairs or effect a merger or sale of the Issuer or other fundamental transaction; create, authorize, or issue shares of capital stock that are senior or pari passu to the Series A Preferred; complete an acquisition with consideration above $1.0 million; incur debt in excess of $1.0 million; change its line of business; or enter into certain related-party transactions. In addition, the Purchase Agreement provides that, for so long as the Ownership Condition is satisfied, the Issuer may not, without the consent of NR-GRI LP, issue more than 10% of its outstanding Shares as of the Closing (subject to exceptions for stock plans and acquisitions) or within 120 days of the closing of the Closing issue any equity securities (subject to exceptions for stock plans and acquisitions).

CUSIP No. 52634L108

Under the Purchase Agreement, the Issuer has agreed that for so long as the Ownership Condition is satisfied, NR-GRI LP will have a right to participate on a pro rata basis in equity financings or issuances of securities convertible, exercisable, or exchangeable into equity securities of the Issuer or any subsidiaries in capital-raising transactions (including debt securities with an equity component), subject to certain exceptions.

The Purchase Agreement provides that the Board of Directors of the Issuer (the “Board”) will approve an increase in the size of the Board from seven to nine directors to be effective immediately following the 2023 Annual Meeting of Stockholders of the Issuer to be held on May 25, 2023, and will appoint each of Messrs. Hammer and Ellis (the “Board Designees”) to the Board effective immediately following the 2023 Annual Meeting of Stockholders. The Purchase Agreement further provides that, at any shareholders’ meeting at which directors are to be elected and for so long as NR-GRI LP satisfies the Ownership Condition, the Board will nominate and recommend the reelection of any Board Designees whose terms of office expire at such shareholder meeting. The foregoing director designation right will be limited to one Board Designee at such time as NR-GRI LP and its affiliates cease to own at least 12% of the Issuer’s outstanding Shares on an as-converted basis, and the designation right will cease to exist at such time (and for so long) as NR-GRI LP and its affiliates do not own at least 5% of the Issuer’s outstanding Shares on an as-converted basis.

2,183,623 of the Warrants, which are designated as Class A Common Stock Purchase Warrants, have an exercise price equal to $2.45 per share, and the remaining 2,183,623 Warrants, which are designated as Class B Common Stock Purchase Warrants, have an exercise price equal to $3.0625 per share, subject in each instance to adjustments as provided under the terms of the Warrants. The Warrants are exercisable at any time up to and including the fifth anniversary of the Closing, provided that the exercise of the Warrants will be subject to the Change of Control Cap (unless the Stockholder Approval is obtained as described above).

In connection with the PIPE Transaction, on May 12, 2023, the Issuer and NR-GRI LP entered into a registration rights agreement (the “Registration Rights Agreement”), whereby the Issuer is required to file a shelf registration statement pursuant to the Securities Act of 1933, as amended, to register for resale the Shares issuable upon conversion of the Series A Preferred and the Shares issuable upon exercise of the Warrants.

The foregoing descriptions of the Purchase Agreement, the Certificate of Designations, the form of Warrant and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, the Certificate of Designations, the form of Warrant and the Registration Rights Agreement, which are included as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, hereto and are incorporated by reference herein.

Messrs. Hammer and Ellis were designated by NR-GRI LP to serve as directors of the Issuer following the 2023 Annual Meeting of Stockholders of the Issuer to be held on May 25, 2023 as described above, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Other than in their capacity as a directors of the Issuer following such appointment, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 52634L108

Item 5.	Interest in Securities of the Issuer.

(a)

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,102,611 Shares outstanding as of April 30, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023, and assumes the exercise of the reported Warrants and/or the conversion of the Series A Preferred, subject to the Change of Control Cap.

Pursuant to the terms of the Warrants and the Series A Preferred, the Reporting Persons cannot exercise any of the Warrants or convert any of the Series A Preferred if the Reporting Persons would beneficially own, after any such exercise, more than the Change of Control Cap. The percentages set forth herein for each of the Reporting Persons gives effect to the Change of Control Cap.

As of the date hereof, North Run LP directly beneficially owns 1,100,592 Shares, constituting approximately 9.91% of the Shares outstanding.

North Run Advisors, as the general partner of North Run LP, may be deemed to beneficially own the 1,100,592 Shares beneficially owned by North Run LP, constituting approximately 9.91% of the Shares outstanding.

As of the date hereof, NR-GRI LP directly beneficially owns 1,398,350 Shares, which are issuable upon exercise of the Warrants and/or conversion of the Series A Preferred, giving effect to the Change of Control Cap, constituting 11.19% of the Shares outstanding. The reported beneficial ownership excludes an additional 10,909,342 Shares that are issuable upon exercise of the Warrants and/or conversion of the Series A Preferred but are not presently issuable due to the Change of Control Cap.

NR-GRI GP, as the general partner of NR-GRI LP, may be deemed to beneficially own the 1,398,350 Shares beneficially owned by NR-GRI LP that are issuable upon exercise of the Warrants and/or conversion of the Series A Preferred, giving effect to the Change of Control Cap, constituting 11.19% of the Shares outstanding. The reported beneficial ownership excludes an additional 10,909,342 Shares that are issuable upon exercise of the Warrants and/or conversion of the Series A Preferred but are not presently issuable due to the Change of Control Cap.

Each of Mr. Hammer and Mr. Ellis, as the sole members of NR-GRI GP and North Run Advisors, may be deemed to beneficially own (i) the 1,100,592 Shares beneficially owned by North Run LP, and (ii) the 1,398,350 Shares beneficially owned by NR-GRI LP that are issuable upon exercise of the Warrants and/or conversion of the Series A Preferred, giving effect to the Change of Control Cap, constituting 19.99% of the Shares outstanding. The reported beneficial ownership excludes an additional 10,909,342 Shares that are issuable upon exercise of the Warrants and/or conversion of the Series A Preferred but are not presently issuable due to the Change of Control Cap.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the

Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)

Each of North Run Advisors and Messrs. Hammer and Ellis may be deemed to share the power to vote and dispose of the Shares owned by North Run LP. Each of NR-GRI GP and Messrs. Hammer and Ellis may be deemed to share the power to vote and dispose of the Shares owned by NR-GRI LP.

CUSIP No. 52634L108

(c)

Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Purchase Agreement, at the Closing on May 18, 2023, NR-GRI LP purchased 20,000 shares of Series A Preferred and Warrants to purchase 4,367,246 Shares for $20.0 million.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure with respect to the PIPE Transaction set forth in Item 4 above, including the descriptions of the Purchase Agreement, the Certificate of Designations, the form of Warrant and the Registration Rights Agreement, is incorporated herein by reference.

On May 19, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Securities Purchase Agreement, dated as of May 12, 2023 (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2023).

99.2	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2023).

99.3	Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2023).

99.4	Registration Rights Agreement, dated as of May 12, 2023 (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2023).

99.5	Joint Filing Agreement, dated May 19, 2023.

CUSIP No. 52634L108

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2023

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC, its General Partner

By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS LLC

By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NR-GRI PARTNERS, LP

By:	NR-GRI Partners GP, LLC, its General Partner

By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NR-GRI PARTNERS GP, LLC

By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

/s/ Todd B. Hammer
Todd B. Hammer

/s/ Thomas B. Ellis
Thomas B. Ellis